

January 13, 2014

Mr. Russell J. Grimes
President and Chief Executive Officer
Carroll Bancorp, Inc.
1321 Liberty Road
Sykesville, Maryland 21784

Re:     **Carroll Bancorp, Inc.**
        **Amendment No. 1 to Registration Statement on Form S-1**
        **Filed December 24, 2013**
        **File No. 333-192294**

Dear Mr. Grimes:

        We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

## Form S-1

General

1.  Revise to include updated information for Item 11(l) of Form S-1.  See CD&I Question 117.05 of the Securities Act Forms.

Prospectus cover page

2.  The offering does not appear to qualify for not including the price and share information as required by Items 501(b)(2) and (3) of Regulation S-K. Revise to include the number of rights, shares, warrants and shares underlying the warrants as well as the number of units per subscription right, the unit price and the warrant exercise price in a pre-effective amendment or provide the staff with a legal analysis as to why you believe such

information can be excluded. See CD&I Questions 227.02 and 227.03 of the Securities
Act Rules.

3. Revise to disclose the information required by Item 501(b)(8) of Regulation S-K. In this
regard, clarify if there is a minimum.

4. Revise to disclose the ending date of the offering as well as the date to which it may be
extended. In addition, disclose the Record Date.

Questions and Answers
Will our directors and …., page 5

5. Revise to disclose the missing information.

Exhibit 5, Legal Opinion

6. Revise to clarify in the first paragraph on page 2 of the Opinion that "..also assumed the
due authorization by all requisite action…" does not include assuming that all corporate
actions necessary to authorize the issuance of the securities.

7. Revise number 1. On page 2 to revise ",the Shares," on the second line to add, "and the
Units" as the Units must also be opined upon.

8. Revise to delete the second full paragraph on page 3 or revise to indicate the opinion does
apply to all applicable Maryland statutory provisions and reported judicial decisions
interpreting these laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney